Exhibit 16.1

March 11, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated March 6, 2013, of NCI, Inc. and are in agreement with the statements contained in the third sentence of the first paragraph and the second through fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP